UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of October 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                                            836 - 1 October 2004

                                  SPIRENT PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING IN RESPECT OF PROPOSED ELIMINATION OF
                       DEFICIT IN DISTRIBUTABLE RESERVES

Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that it has initiated the process required to effect the elimination of the deficit in its distributable reserves.

The proposal will involve the cancellation of the Company's share premium account and capital redemption reserve (the 'Cancellation') in order to eliminate the deficit in the Company's distributable reserves. The Cancellation is subject to shareholder approval at an Extraordinary General Meeting ('EGM') to be held on 26 October 2004 and an order of the High Court. The effect of the Cancellation will be to put the Company in a position where it could pay dividends out of future distributable profits. However, the Company's current borrowing terms prohibit it from paying a dividend until certain financial requirements are satisfied. No decision has been taken by the Board to resume dividend payments and any decision to be taken in the future will be made after due consideration of all relevant circumstances including trading conditions, the availability of cash and any alternative opportunities.

A circular containing the Notice convening the EGM in respect of the Cancellation has been sent to the Company's shareholders today.

Commenting, Anders Gustafsson, Chief Executive, said:

"We have been working towards putting the Company on a more conventional financial footing and this process will enable Spirent to manage its capital base more effectively."

Two copies of the circular to shareholders, including the Notice of EGM and the Form of Proxy, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

                                    - ends -


Enquiries


Anders Gustafsson, Chief Executive       Spirent plc         +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                           Spirent plc         +44 (0)1293 767676

Media
Tom Buchanan/Rupert Young                Brunswick           +44 (0)20 7404 5959


About Spirent


Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 01 October 2004                           By   ____/s/ Luke Thomas____

                                                    (Signature)*